Room 4561
						April 3, 2006



Mr. Robert J. Doris
Chairman of the Board and Chief Executive Officer
Sonic Solutions
101 Rowland Way, Suite 110
Novato, CA 94945

Re:	Sonic Solutions
	Form 10-K for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
	Form 8-K Filed May 17, 2005 and August 16, 2005
	File No. 000-23190


Dear Mr. Doris:

      We have reviewed your response to our comment letter dated February 24, 2006 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Notes to Consolidated Financial Statements

Note 10 - Roxio CSD Acquisition, page 82
1. You indicated in your response letter dated January 20, 2006 that you considered a specific trademark/trade name license that you had entered into prior to the Roxio acquisition but concluded that using other industry comparables were more appropriate as the margins on the products sold under your previous trademark were lower than those of the Roxio products. Please explain to us in more detail why you did not believe that your previous trademark/trade name history was relevant to your analysis.
2. You indicated in your response letter dated January 20, 2006 that you selected a royalty rate that was within the mean range of the comparable arrangements. Please tell us more about your process for selecting the appropriate royalty rate. Explain what you mean by "mean range" and why you believe it was appropriate to select a rate that was within this range rather than the mean itself. As part of your response, provide us with the royalty rate that you selected and the rates of each of the nine comparable transactions.
3. We have read your response to prior comment number 1. Please provide us with the following additional information related to each of the comparable transactions on a disaggregated basis:

* Explain your basis for selecting the comparable transaction and summarize how the arrangement was comparable to the Roxio transaction;
* Explain how you concluded that adequate information was available for purposes of concluding that the comparable transaction was sufficiently similar to the Roxio transaction. In this regard, explain how the unknown elements of the comparable transactions impacted your analysis;
* Describe the underlying technologies/products sold in connection with the comparable transaction as compared to those offered under the Roxio name;
* Describe the magnitude and the long-term or perpetual nature of the comparable transaction as compared with the Roxio transaction; and
* Explain, in detail, how the rights and rewards of the comparable transaction compared to those of the Roxio transaction.

In addition, explain to us how you determined that five of the arrangements were "likely" exclusive and why you included four arrangements in your analysis for which you were unable to determine exclusivity.
4. Please provide us with the following additional information regarding your conclusion that the Roxio trade name has an indefinite life:

* Explain how the relatively brief and somewhat volatile operating history associated with the Roxio trade name factored into your conclusion;
* Explain how the size of your company, as compared to companies that you currently compete with and those you expect to compete with in the future, factored into your conclusion;
* Provide us with the periods over which cash flows were assumed for valuing the Roxio trade name and in the comparable transactions, if known;
* Explain how you will maintain consumers` association of the Roxio trade name from products offered using the current technology to products containing newer and substantially different technologies;
* Describe how you evaluated the expected length of your OEM relationships and the likelihood of retention; and
* Clarify the extent to which your retail channel is dependent on retaining the OEM relationships and explain how any such dependence factored into your conclusion.

Form 8-K Filed May 17, 2005 and August 16, 2005
5. We have read your response to prior comment number 3 and note that you will not use these non-GAAP measures in future earnings releases.
As a result, we will only provide our remaining concerns related to your proposed disclosures for your future reference. However, if you disclose such non-GAAP measures in future documents filed or furnished with the Commission, we may have future comment. With this view toward future disclosure, we noted the following:

* It remains unclear to us how excluding the amortization of intangible assets helps investors understand your operating results on a cash basis considering that your non-GAAP measure excludes charges that appear to be paid in cash and includes several other items that could be considered non-cash. Further, if your non-GAAP measure is intended to be a measure of liquidity, it appears that the measure should be reconciled to GAAP cash flow from operations rather than net income;
* Your disclosures regarding certain OEM and distributor revenue indicates that your presentation provides a more complete picture of the company`s revenues during the period. It is unclear to us why adjusting your GAAP revenues provides a more complete picture of your revenues during the period;
* Your disclosure does not appear to address the inconsistency of excluding the various costs associated with your acquisitions (i.e., intangible asset amortization and integration) but including the benefits realized such as increased revenues; and
* Your disclosures regarding the acquired patents appears to suggest that period costs directly related to developing your patent portfolio should not be considered similar to the costs allocated to the patents acquired from Roxio. It is unclear to us why the timing of directly related costs should result in such an adjustment.

Please note that it is your responsibility to provide the disclosures required by Regulation G, Item 10(e) of Regulation S-K and the
Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures when a non-GAAP measure is disclosed in a filed or furnished document.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
Mr. Robert J. Doris
Sonic Solutions
April 3, 2006
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